Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES

Computation of Earnings Per Share
(In thousands, except per share amounts)

	Years Ended December 31,
	2015	2014	2013
Basic
Earnings:
Net income	$ 7,356	$ 7,247	$ 15,626

Shares:
Average common shares outstanding	7,811	7,917	8,029

Basic earnings per common share	$ 0.94	$ 0.92	$ 1.95

Assuming full dilution
Earnings:
Net income	$ 7,356	$ 7,247	$ 15,626

Shares:
Average common shares outstanding	7,811	7,917	8,029
Potentially dilutive common shares outstanding	171	224	260
Diluted average common shares outstanding	7,982	8,141	8,289

Diluted earnings per common share	$ 0.92	$ 0.89	$ 1.89

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Option/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.